TheAltmanGroup	Shareholder Proxy Services

November 2, 2007

IMPORTANT MATTER

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Re: Putnam High Yield Municipal Trust (PYM)

Dear Shareholder:

Our firm has been retained by Putnam Investments to contact you regarding your preferred share investment in Putnam High Yield Municipal Trust; as of record date August 06, 2007. We have attempted to contact you numerous times, but have yet to be successful.

Please contact us immediately at 1-800-301-3998 ext. 4094 between the hours of 9:00 a.m. and 11:00 p.m., Eastern Standard Time.

Thank you in advance for your assistance with this matter.

Sincerely,

Frederick M. Bonnell
Managing Director
Shareholder Services
The Altman Group

“tag id”

60 East 42nd Street, New York, New York 10165

TheAltmanGroup	Shareholder Proxy Services

November 2, 2007

IMPORTANT MATTER

REG1
REG 2
REG 3
REG 4
REG 5
REG 6
REG 7

Re: Putnam Managed Municipal Income Trust (PMM)

Dear Shareholder:

Our firm has been retained by Putnam Investments to contact you regarding your preferred share investment in Putnam Managed Municipal Income Trust; as of record date August 06, 2007. We have attempted to contact you numerous times, but have yet to be successful.

Please contact us immediately at 1-800-301-3998 ext. 4094 between the hours of 9:00 a.m. and 11:00 p.m., Eastern Standard Time.

Thank you in advance for your assistance with this matter.

Sincerely,

Frederick M. Bonnell
Managing Director
Shareholder Services
The Altman Group

“tag id”

60 East 42nd Street, New York, New York 10165